As filed with the U.S. Securities and Exchange Commission on April 30, 2019
File Nos. 333-104218; 811-21328
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM N-18F-1
NOTIFICATION OF ELECTION PURSUANT TO RULE 18f-1
UNDER THE INVESTMENT COMPANY ACT OF 1940

SMA RELATIONSHIP TRUST
(Exact Name of Registrant)
NOTIFICATION OF ELECTION
The undersigned registered open-end investment company ("Registrant") hereby notifies the Securities and Exchange Commission that it elects to commit itself to pay in cash all redemptions by a shareholder of record as provided by Rule 18f-1 under the Investment Company Act of 1940, with respect to the following series of the Registrant: Series T. It is understood that this election is irrevocable while such Rule is in effect unless the Commission by order upon application permits the withdrawal of this Notification of Election.
SIGNATURE
Pursuant to the requirements of Rule 18f-1 under the Investment Company Act of 1940, the Registrant has caused this notification of election to be duly executed on its behalf in the city of Chicago and the state of Illinois on the 30th day of April 2019.
Signature:SMA RELATIONSHIP TRUST
     on behalf of Series T

By:  /s/ Keith A. Weller
Name: Keith A. Weller
Title: Vice President and Secretary
Attest: /s/ Eric Sanders
Name: Eric Sanders
Title: Vice President and Assistant Secretary